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                                             , 1998


 InterWest Bancorp, Inc.                 Kittitas Valley Bancorp, Inc.
 1259 West Kittitas Way                  101 West 8th Avenue
 Oak Harbor, Washington  98277           Ellensburg, Washington 98926


     Re:  HOLDING COMPANY MERGER / TAX CONSEQUENCES

Ladies and Gentlemen:

     This letter responds to your request for our opinion as to certain of the federal income tax consequences of the proposed merger (the "Merger") of Kittitas Valley Bancorp, Inc. ("Kittitas") into InterWest Bancorp, Inc. ("InterWest").

     We have acted as legal counsel to InterWest in connection with the Merger. For the purpose of rendering this opinion, we have examined and relied upon originals, certified copies, or copies otherwise identified to our satisfaction as being true copies of the originals of the following documents, including all exhibits and schedules attached to them:

     a. The Agreement and Plan of Merger, dated as of April 20, 1998, between Kittitas, Kittitas Valley Bank, N.A. and InterWest (the "Merger Agreement")

     b. Form S-4 Registration Statement of InterWest filed with the Securities and Exchange Commission on June 25, 1998;

     c. The Proxy Statement of Kittitas (included as part of the Registration Statement);

     d. The factual representations set forth in a letter from InterWest and Kittitas, dated ___________, 1998; and

     e. Such other documents, instruments, records and information pertaining to the Merger as we have deemed necessary for rendering our opinion.

     We have assumed, without independent investigation or review, the accuracy and completeness of the facts and representations and warranties contained in those documents or otherwise made known to us, and that the Merger will be effected in accordance with the terms of the Merger Agreement.

     In connection with the Merger and pursuant to the Merger Agreement, each share of Kittitas voting common stock that is Eligible Company Common Stock, as that term is defined in the Merger Agreement, will be exchanged for (i) cash, or
(ii) shares of InterWest voting common stock, based on the exchange rate established in the Merger Agreement. The number of shares of

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InterWest Bancorp, Inc.
Kittitas Valley Bancorp, Inc.
____________, 1998
Page 2


Kittitas common stock to be converted into cash in the Merger shall not exceed 50% of the number of shares of Kittitas common stock outstanding immediately prior to the Merger (excluding dissenting shares and fractional shares). No fractional shares will be involved. Kittitas shareholders who perfect their dissenters rights under state law will be paid the cash value for their Kittitas shares. Such payments will be made by Kittitas without reimbursement by InterWest. Upon the consummation of the Merger, InterWest will continue the historic business of Kittitas.

     Based upon our review of the facts described above and our analysis of the law, and subject to the qualifications and limitations set forth herein, and the completion of the transactions described in the matter contemplated, it is our opinion that:

     1. The merger of Kittitas into InterWest for cash and for InterWest voting common stock, as described above, will constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code, as amended (the "Code"). Kittitas and InterWest will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code.

     2. No gain or loss will be recognized by Kittitas shareholders upon the receipt of InterWest voting common stock solely in exchange for their shares of Kittitas stock, pursuant to Section 354(a)(1) of the Code.

     3. The basis of the shares of InterWest voting common stock received by Kittitas shareholders will be the same as the basis of the Kittitas stock surrendered in exchange therefor, pursuant to Section 358(a)(1) of the Code.

     4. The holding period of the shares of InterWest voting common stock received by Kittitas shareholders will include the holding period during which the Kittitas stock surrendered in exchange therefor was held, provided that the shares of Kittitas stock were held as a capital asset in the hands of the exchanging shareholders on the date of the exchange, pursuant to Section 1223(1) of the Code.

     5. Where cash is received by any shareholder of Kittitas in exchange for the surrender of such shareholder's Kittitas stock, the cash will be treated as received

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InterWest Bancorp, Inc.
Kittitas Valley Bancorp, Inc.
____________, 1998
Page 3


          by the shareholder as a distribution in redemption of his or her Kittitas stock, subject to the provisions and limitations of Section 302 of the Code.

     6. No gain or loss will be recognized by Kittitas upon the transfer of its assets to InterWest, pursuant to Sections 361 and 357(a) of the Code.

     7. The basis of the assets of Kittitas acquired by InterWest will be the same as the basis of Kittitas in the assets immediately before the Merger, pursuant to Section 362(b) of the Code.

     8. The holding period of the assets acquired by InterWest will include the period such assets were held by Kittitas, pursuant to Section 1223(2) of the Code.

     9. No gain or loss will be recognized by InterWest upon the receipt by InterWest of the assets of Kittitas, as described above.

     Our opinion represents only our best legal judgment as to the probable federal income tax consequences of the transaction described, based upon existing law. Our opinion is not intended to be a conclusive statement as to all of the tax consequences of the transaction and is expressly limited to the matters addressed. Further, our opinion is not binding upon the Internal Revenue Service (the "IRS") or any court and has no official status of any kind, and no private ruling regarding the matters discussed has been or will be requested from the IRS. The IRS has ruled in a number of private rulings that transactions substantially identical to the Merger result in tax consequences consistent with those described in this opinion. Although such rulings do not constitute authority on which we can rely in expressing our opinion, such rulings generally do reflect the position of the IRS. Each shareholder, however, is urged to consult with his or her own tax advisor with respect to their individual tax situation. Our opinion is intended solely for the benefit of InterWest, the shareholders of InterWest and the shareholders of Kittitas, and may not be relied upon for any other purpose or by any other person or entity or made available to any other person or entity without our prior written consent.

                              Very truly yours,


                              GRAHAM & DUNN